UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2005

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number 1-12454

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

RUBY TUESDAY, INC.
150 West Church Avenue
Maryville, TN 37801

        Exhibit index appears at page 14. This report contains a total of 15 pages.

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN

Financial Statements
and Supplemental Schedules

December 31, 2005 and 2004

(With Report of Independent Registered Public Accounting Firm Thereon)

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN

Report of Independent Registered Public Accounting Firm

Participants and Plan Committee of the Ruby Tuesday, Inc. Salary Deferral Plan:

We have audited the accompanying statements of net assets available for benefits of the Ruby Tuesday, Inc. Salary Deferral Plan (the“Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Ruby Tuesday, Inc. Salary Deferral Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and delinquent participant contributions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Louisville, Kentucky
June 29, 2006

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

	2005	2004
Assets:
Investment at fair value:
Company stock fund	$ 5,060,119	$ 5,859,823
Mutual funds	12,955,839	10,238,422
Money market funds and cash	1,950,721	1,349,705
Loans to participants	590,704	432,229
	20,557,383	17,880,179
Contributions Receivable:
Participants	24,337	16,813
Employer	4,389	2,356
	28,726	19,169
Net assets available for benefits	$ 20,586,109	$ 17,899,348

See accompanying notes to financial statements.

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2005

Additions:
Net investment income:
Net appreciation in fair value of investments	$ 664,086
Dividends and interest	204,790
868,876
Contributions:
Participants	1,824,677
Employer	441,399
2,266,076
Transfer of assets from acquired plan	709,102
Total Additions	3,844,054
Deductions:
Distributions to participants	1,113,204
Administrative expenses	44,089
Total Deductions	1,157,293
Net increase	2,686,761
Net assets available for benefits at beginning of year	17,899,348
Net assets available for benefits at end of year	$ 20,586,109

See accompanying notes to financial statements.

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(1)    Description of the Plan

The following description of the Ruby Tuesday, Inc. Salary Deferral Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a) General

The Plan is a voluntary, defined contribution plan covering all employees of Ruby Tuesday, Inc. (the “Company”). Employees are eligible to participate in the Plan at six months of service and age twenty-one or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The general administration of the Plan is the responsibility of the Plan Committee (the “Committee”) which consists of at least two persons and not more than seven persons appointed by the Company’s Board of Directors.

(b) Contributions

Participants may contribute between 2% and 50% of their annual pre-tax compensation as defined in the Plan subject to certain limits. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans and between 1% and 10% of their annual compensation as after-tax contributions. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a Company stock fund, nineteen mutual funds and one money market fund as investment options for participants. The Company matches 20% of the participant’s pre-tax contribution for those employees who have completed at least 3 years of service but fewer than 10 years of service; 30% of the participant’s pre-tax contribution for those employees who have completed at least 10 years of service but fewer than 20 years; and 40% of the participant’s pre-tax contribution for those employees who have completed at least 20 years of service. The maximum employee contribution to the Plan and the maximum contribution to which an employer match would be credited for the 2005 plan year was $14,000.

(c) Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings (losses), and charged with an allocation of administrative expenses. Allocations are based on participant earnings (losses) or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d) Vesting

Participants are 100% vested in their contributions and respective matching Company contributions plus actual earnings thereon.

(e) Payment of Benefits

On termination of service due to death, disability, or retirement, the participant or the beneficiary of the participant shall receive a lump-sum payment in cash.

(f) Participant Loans

Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance at an interest rate of prime +1%. The loans are secured by the balance in the participant’s account. Loans outstanding at December 31, 2005 and 2004 had interest rates ranging from 4.5% to 10.5%.

(2)    Summary of Significant Accounting Policies

(a) Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of net assets available for benefits and the reported changes in such net assets available for benefits during the reported period. Actual results may differ from those estimates.

(c) Investment Valuation and Income Recognitiion

Investments in mutual funds are stated at fair value based on quoted market prices on the last business day of the Plan year. Ruby Tuesday, Inc. common stock is traded on the New York Stock Exchange and is valued at the closing sales price on the last business day of the Plan year. Participant loans are valued at their outstanding balances, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual method. Dividends are recorded on the ex-dividend date.

(d) Plan Expenses

Administrative expenses of the Plan are paid by the Company to the extent not paid with Plan assets.

(e) Payment of Benefits

Benefits are recorded when paid.

(3)    Investments

The Plan’s investments are held by a trust fund that was administered by Wells Fargo Bank N.A., who has served as trustee since January, 2005. State Street Bank N.A. served as Trustee during the 2004 plan year.

The fair value of individual investments that represent 5% or more of the Plan’s net assets at December 31, 2005 and 2004 are as follows:

	2005	2004
Investments at fair value as determined by quoted market prices:
Company stock fund:
Ruby Tuesday, Inc. common stock pool	$5,060,119	$5,859,823
Mutual funds:
Wells Fargo Advantage Small Cap Value Fund	3,072,908	2,495,933
Oppenheimer Global Fund	1,788,742	1,465,679
Wells Fargo Advantage Total Return Bond Fund	1,168,369	--
Wells Fargo Advantage Index Fund	1,138,658	--
Money market fund:
Wells Fargo Advantage Money Market Fund	1,950,721	1,349,705

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $664,086 during the year ended December 31, 2005 as follows:

2005
Company stock fund	$ (98,809)
Mutual funds	762,895
Totals	$ 664,086

(4)    Plan Termination

The Plan may be terminated at any time by the Company’s Board of Directors. Upon termination, all assets are to be distributed to Plan participants or their beneficiaries. Each participant would receive a proportionate share of the remaining assets, as determined by the individual account balances, on the date of termination.

(5)    Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated March 13, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the “IRC”). Although the Plan has been amended since receiving the determination letter, the Committee and the Plan’s tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

(6)    Transactions with Parties-In-Interest

The Company Stock Fund invests in Company stock. At December 31, 2005 and 2004, this fund held 190,837 and 219,501 shares of Company stock, respectively, with market values of $4,928,368 or $25.83 per share and $5,724,586 or $26.08 per share, respectively. The Company Stock fund also held $131,751 and $135,237 in money market fund balances as of December 31, 2005 and 2004, respectively.

Certain Plan investments are shares of mutual funds and a money market fund managed by Wells Fargo Retirement Plan Services. Wells Fargo Retirement Plan Services is the administrator as defined by the Plan and, therefore, transactions involving these investments qualify as party-in-interest transactions. Fees paid by the Plan for investment management services amounted to $31,687 for the year ended December 31, 2005.

(7)    Transfers of Assets From Acquired Plan

In September 2004, the Company, through its subsidiaries, acquired the remaining partnership interests in RT Tampa Franchise, LP (“RT Tampa”). Participant balances held by RT Tampa employees were transferred into the Plan in April 2005.

(8)    Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate and market risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN
Schedule of Assets (Held at End of Year)

Form 5500 Schedule H Part IV 4i

EIN: 63-0475239

Plan Number 001

December 31, 2005

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Cost	Current Value
Investments:
Company Stock Fund **:
Ruby Tuesday, Inc. common stock pool*	190,837 shares of common stock	$ 2,378,275	$ 5,060,119
Mutual Funds:
Wells Fargo Advantage Small Cap Fund*	100,511 shares of mutual fund	2,542,926	3,072,908
Oppenheimer Global Fund	26,966 shares of mutual fund	1,346,220	1,788,742
Wells Fargo Advantage Total Return Bond	95,862 shares of mutual fund	1,210,151	1,168,369
Fund*
Wells Fargo Advantage Growth and Income	41,629 shares of mutual fund	822,942	861,721
Fund*
Wells Fargo Advantage Index Fund*	22,784 shares of mutual fund	901,514	1,138,658
Wells Fargo Advantage Lifestage Moderate	81,391 shares of mutual fund	827,119	869,235
Portfolio Fund*
Wells Fargo Advantage Mid Cap Disciplined	12,981 shares of mutual fund	281,009	264,814
Fund*
Wells Fargo Short Term High Yield Bond	27,911 shares of mutual fund	240,711	237,223
Fund*
Wells Fargo Advantage Lifestage Aggressive	56,811 shares of mutual fund	539,068	604,714
Portfolio Fund*
Longleaf Partners Fund	15,368 shares of mutual fund	461,701	475,635
Oppenheimer Capital Appreciation	7,517 shares of mutual fund	302,212	322,037
Oppenheimer Quest Balanced Value Fund	8,551 shares of mutual fund	139,842	152,302
Oakmark fund	6,801 shares of mutual fund	262,843	277,452
Calamos Growth	6,422 shares of mutual fund	317,633	345,194
Wells Fargo Advantage Lifestage	24,283 shares of mutual fund	225,571	240,317
Conservative Portfolio Fund*
Longleaf Partners Intl Fund	21,127 shares of mutual fund	319,532	365,702
Westport Small Cap Fund	2,336 shares of mutual fund	56,975	67,554
Davis NY Venture Fund	14,314 shares of mutual fund	436,697	480,785
Pimco Total Return	21,121 shares of mutual fund	228,164	222,477
Total Mutual Funds		11,462,830	12,955,839
Money Market Fund:
Wells Fargo Money Market*	1,950,721 shares of mutual fund	1,950,721	1,950,721
Participant Loans	Interest rates ranging from 4.5% to 10.5%	--	590,704
Total Assets Held for Investment Purposes		$ 15,791,826	$ 20,557,383

* Represents a party-in-interest

** Includes money market fund balance of $131,751.

See accompanying report of independent registered public accounting firm.

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN
Schedule of Delinquent Participant Contributions

Form 5500 Schedule H Part IV 4a

EIN: 63-0475239

Plan Number 001

December 31, 2005

(a)	(b)	(c)	(d)	(e)
Identity of Party Involved	Relationship to plan, Employee or other Party-In-Interest	Description of Transaction, Including rate of Interest	Amount On line 4(a)	Lost Interest
Ruby Tuesday, Inc.	Plan Sponsor	2004 participant contributions	$3,178	$53.25
		were not deposited into Plan
		in a timely manner. Interest rate of 10% for period outstanding.

It was noted that there were unintentional delays by the Company in submitting certain November 2004 participant contributions in the amount of $3,178 to the Trustee. This amount was remitted to the Trustee in January 2005. In August 2005, the Company reimbursed the Plan for lost interest of $53.25.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Committee of the Ruby Tuesday, Inc. Salary Deferral Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RUBY TUESDAY, INC SALARY DEFERRAL PLAN

Date: 6/29/06
/s/ Marguerite Naman Duffy Marguerite Naman Duffy Chair, Plan Committee of the Ruby Tuesday, Inc. Salary Deferral Plan

Exhibit Index

Exhibit Number	Description	Page Number

23	Consent of KPMG LLP, Independent Registered Public Accounting Firm,	15
	dated June 29, 2006